Exhibit 99.1

NOAH HOLDINGS LIMITED

(Incorporated in the Cayman Islands with limited liability)
(NYSE Ticker: NOAH)

Important information relating to the 2021 Annual
General Meeting ("AGM")

To be held on November 29, 2021

Noah Holdings Limited (the “Company”) announced in its Notice of AGM (“Notice of AGM”) dated October 22, 2021 that the AGM was to be held at Wanda Vista Guilin, No.398 Dayan Road, Yanshan District, Guilin, Guangxi Province, People’s Republic of China, on November 29, 2021 at 10:00 a.m. - 12:00 p.m. (local time). Considering the Covid-19 situation in China, the AGM will now be held at the Building 2, 1687 Changyang Road, Shanghai, People’s Republic of China at 10:00 a.m. - 12:00 p.m. (local time) on the same day, November 29, 2021. All other arrangements in relation to the AGM remain the same.

We will continue to monitor the situation as the AGM approaches and may, if necessary, make further changes to the venue of the AGM. Any further changes will be made with health and safety as a priority.

Shareholders and ADS holders should continue to monitor our website at http://ir.noahgroup.com as well as our stock exchange announcements for any important updates in relation to the AGM.

Noah Holdings Limited

/s/ Jingbo Wang

Jingbo Wang

Chairwoman and Chief Executive Officer

Shanghai, China November 4, 2021